SILVERMEX RESOURCES INC.
(the “Corporation”)

Compensation and Corporate Governance Committee Charter

(Adopted by the Board of Directors on March 21, 2011)

Objectives

The Compensation and Corporate Governance Committee will assist the Board of Directors in fulfilling its oversight responsibilities for:

1.	executive compensation (including philosophy and programs),

2.	management development and succession planning,

3.	board compensation,

4.	broadly applicable compensation and benefit programs,

5.	corporate governance principles,

6.	performance reviews of the board, committees and directors,

7.	nominations to the board of directors, and

8.	structure and composition of board committees.

Membership

The Board of Directors shall appoint annually from among its members a Compensation and Corporate Governance Committee to hold office for the ensuing year or until their successors are elected or appointed. The Compensation and Corporate Governance Committee shall be composed of at least three directors, and not more than four directors, the majority of whom shall be “independent” (as such term is defined in National Instrument 52-110 – Audit Committees).

The Board of Directors may from time to time designate one of the members of the Compensation and Corporate Governance Committee to be the Compensation and Corporate Governance Committee Chair and, unless otherwise determined by the Board of Directors, the Secretary of the Corporation shall be the Secretary of the Compensation and Corporate Governance Committee.

Meetings and Participation

The Compensation and Corporate Governance Committee shall meet from time to time as circumstances dictate, but no less than twice annually. The Chair or any two members of the Compensation and Corporate Governance Committee may call a meeting of the Compensation and Corporate Governance Committee. Meeting agendas will be prepared and provided in advance to members, along with appropriate briefing materials. The agenda will be set by the Compensation and Corporate Governance Committee Chair.

The Corporation’s Chief Executive Officer shall act as management liaison with the Compensation and Corporate Governance Committee. The Compensation and Corporate Governance Committee may invite such officers, directors and employees of the Corporation as it may see fit from time to time to attend meetings of the Compensation and Corporate Governance Committee and assist in the discussion of the Compensation and Corporate Governance Committee.

No business may be transacted by the Compensation and Corporate Governance Committee except at a meeting of its members at which a quorum of the Compensation and Corporate Governance Committee is present. A quorum for meetings of the Compensation and Corporate Governance Committee is a majority of its Members.

The Compensation and Corporate Governance Committee shall keep minutes of its meetings in which shall be recorded all action taken by it, which minutes shall be approved by Compensation and Corporate Governance Committee members and available as soon as possible to the Board of Directors.

Duties, Powers, and Responsibilities

In discharging its responsibilities, the Compensation and Corporate Governance Committee shall:

(a)	Executive Compensation

Review and approve on an annual basis the corporate goals and objectives relevant to the CEO’s compensation. The Compensation and Corporate Governance Committee shall evaluate at least once a year the CEO’s performance in light of established goals and objectives and, based on such evaluation, shall, together with all other independent members of the Board of Directors, determine and approve the CEO’s annual compensation, including, as appropriate, salary, bonus, incentive and equity compensation.

Review and approve on an annual basis the evaluation process and compensation structure for the Corporation’s executive officers, including an annual Executive

Salary Administration Program under which the parameters for salary adjustments (at the discretion of the CEO) for officers are established.

Review and make recommendations to the Board of Directors with respect to the adoption, amendment and termination of the Corporation’s management incentive- compensation and equity-compensation plans, oversee their administration and discharge any duties imposed on the Compensation and Corporate Governance Committee by any of those plans.

Assess the competitiveness and appropriateness of the Corporation’s policies relating to the compensation of the executive officers.

(b)	Management Development and Succession Planning

Review management’s long-range planning for executive development and succession.

Develop a CEO succession plan.

(c)	Board of Directors Compensation

Annually review and recommend to the Board of Directors a compensation package for members of the Board of Directors. In considering the Director compensation package, the Compensation and Corporate Governance Committee may take into consideration the relative responsibilities of Directors in serving on the Board of Directors and its various committees. The Compensation and Corporate Governance Committee may request that management report to the Compensation and Corporate Governance Committee periodically on the status of the Board of Directors' compensation package in relation to other similarly situated companies.

Directors who are employees of the Corporation shall not be compensated for their services as Directors.

The Compensation and Corporate Governance Committee shall review annually any stock ownership guidelines applicable to Directors and shall recommend to the Board of Directors revisions to any such guidelines as appropriate.

(d)	Broadly Applicable Compensation and Benefit Programs

Review the general design and make-up of the Corporation's broadly-applicable benefit programs as to their general adequacy, competitiveness, internal equity, and cost effectiveness.

Annually review the performance of the Corporation's pension plans.

Perform other review functions relating to management compensation and human resources policies as the Compensation and Corporate Governance Committee deems appropriate.

(e)	Corporate Governance Principles

Recommend to the Board of Directors corporate governance principles addressing, among other matters, the size, composition and responsibilities of the Board of Directors and its committees, which shall be reviewed not less frequently than annually by the Compensation and Corporate Governance Committee.

Recommend to the Board of Directors with respect to changes to the corporate governance principles.

(f)	Performance Reviews of the Board of Directors, Committees and Directors

Evaluate the performance of the Board of Directors on an annual basis.

Solicit comments from all directors and report annually to the Board of Directors on its assessment of the Board of Directors’ performance.

Evaluate the performance of individual directors and committees of the Board of Directors on a periodic basis.

(g)	Nominations to the Board of Directors

Establish criteria for selecting new directors which shall reflect, among other facts, a candidate’s integrity and business ethics, strength of character, judgment, experience and independence, as well as factors relating to the composition of the board, including its size and structure, the relative strengths and experience of current board members and principles of diversity.

Consider and recruit candidates to fill new positions on the Board of Directors.

Review any candidate recommended by the shareholders of the Corporation.

Conduct appropriate inquiries to establish a candidate’s compliance with the independence and other qualification requirements established by the Compensation and Corporate Governance Committee.

Assess the contributions of current directors in connection with the annual recommendation of a slate of nominees and at that time review the criteria for candidates for the Board of Directors in the context of the evaluation process and other perceived needs of the Board of Directors.

Recommend the director nominees for election by the shareholders.

(h)	Structure and Composition of Committees of the Board of Directors

Advise the Board of Directors with respect to the charters, structure and operations of the various committees of the Board of Directors and qualifications for membership thereon, including policies for the rotation of members among committees of the Board of Directors.

(i)	Other Responsibilities and Matters

Report through its Chair to the Board of Directors following meetings of the Compensation and Corporate Governance Committee.

Review annually the adequacy of this Charter and confirm that all responsibilities have been carried out.

  Evaluate the Compensation and Corporate Governance Committee’s and individual member’s performance on a regular basis and report annually to the Board of Directors the result of its annual self-assessment.

  Review executive compensation disclosure before the Corporation publicly discloses that information in the information circular.

  Review material employee complaints with management related to employment matters that could lead to litigation.

Authority

The Compensation and Corporate Governance Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Compensation and Corporate Governance Committee at the cost of the Corporation without obtaining approval of the Board of Directors, based on its sole judgment and discretion. The Compensation and Corporate Governance Committee shall have the ultimate authority and responsibility to engage and terminate any outside consultant to assist in determining appropriate compensation levels for the CEO or other management and to approve the terms of any such engagement and the fees of any such consultant. In discharging its responsibilities, the Compensation and Corporate Governance Committee shall have full access to any relevant records of the Corporation.